Thomas Lyons Executive Vice President Chief Financial Officer Thomas.Lyons@Provident.Bank 732-590-9348

May 10, 2018

Via Edgar and Overnight Mail

Amit Pande
Accounting Branch Chief
Office of Financial Services
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:         Provident Financial Services, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-31566

Dear Mr. Pande:

On behalf of Provident Financial Services, Inc. (the "Company"), we are providing a response to your letter dated May 3, 2018.  The Company's response is set forth below and is keyed to your comment letter.

Note 12 - Income Taxes, page 91
1.
We note in the table on page 92 that you recognized a $22 million deferred tax liability at December 31, 2017 compared to $0 at December 31, 2016 related to Deferred REIT dividend and also that you recognized $39 million of deferred federal tax expense for 2017.  Please tell us, in detail, all the facts and circumstances related to the recognition of this deferred tax liability.  Please also revise your MD&A in future filings to discuss the nature of transactions resulting in the variability in reported amounts related to the deferred tax liability and any implications on future operating results and liquidity.

The Company's wholly owned subsidiary, Provident Bank, is the sole shareholder of Dudley Investment Corporation, a New Jersey corporation ("Dudley").  Dudley is the sole shareholder of Gregory Investment Corp., a Delaware corporation ("Gregory"), which owns approximately 89% of PSB Funding Corporation, incorporated in New Jersey ("PSB Funding").  Gregory Investment owns 100% of the common stock of PSB Funding, and there are over 100 preferred shareholders.  PSB Funding is a domestic REIT, which files Form 1120 REIT that is not part of the consolidated Form 1120 filed by the Company and its subsidiaries.   The relationship of each of these corporate entities is as follows:

Amit Pande
Accounting Branch Chief
Office of Financial Services
U.S. Securities and Exchange Commission
May 10, 2018

To maintain its REIT status, PSB Funding must distribute at least 90% of its taxable income to its shareholders (Code Section 857).  A REIT may make this distribution in the 12-month period following the close of the taxable year (Code Section 858(a)).  A distribution made in the 12-month period following the close of the taxable year is considered as having been paid by the REIT during the taxable year (Code Section 858(a)(2)).  However, a distribution made by the REIT after the close of the taxable year is treated as being received by the shareholder in the taxable year in which the distribution is made (Code Section 858(b)).
PSB Funding generally distributes 100% of its taxable income.  For the year ended December 31, 2017, PSB Funding's required distributions were deferred until April 2018.  Due to the timing of the dividend distributions, the shareholders will record taxable income in 2018 (Code Section 858(b)).  PSB Funding will still report the dividends paid deduction for 2017 under Code Section 858(a), will retain its REIT status, and will not be subject to any corporate-level tax.

Amit Pande
Accounting Branch Chief
Office of Financial Services
U.S. Securities and Exchange Commission
May 10, 2018

Since the REIT income was reported in 2017 income for financial statement purposes in the consolidated financial statements of the Company, but taxes will not be paid until 2018, a deferred tax liability was recorded in the amount of approximately $22 million.
As noted above, of the $37 million of deferred tax expense recorded, $22 million relates to the REIT deferral. The remaining $15 million of deferred tax expense represents the movement in all of the Company's other deferred tax assets and liabilities as disclosed in its financial statements.
If the Company's future filings refer to a deferred tax liability, the Company will include additional disclosures as to the nature of the transactions resulting in the variability in reported amounts related to the deferred tax liability and any implications on future operating results and liquidity.

We trust the foregoing is responsive to your comment.  We request that any questions with regard to the foregoing be directed to the undersigned at 732-590-9348.  Thank you for your consideration.

Very truly yours,
/s/ Thomas Lyons
Thomas Lyons

cc:	John Kuntz, Esq.
Marc Levy, Esq.
Michael Volley